EXHIBIT 99.1

RADA ANNOUNCES PRICING OF PUBLIC OFFERING OF ITS ORDINARY SHARES

Netanya, Israel, July 30, 2015 RADA Electronic Industries of Netanya, Israel (NASDAQ: RADA) (the “Company”) announced today that it has priced a public offering of 6,910,569 of its ordinary shares. Pursuant to the offering, the Company is selling the shares at a price to the public of $1.23 per share. The Company has also granted to the underwriters of the offering an option to purchase from it up to an additional 1,036,585 of its ordinary shares to cover over-allotments in connection with the offering.

The Company anticipates that the net proceeds of this offering will be used for the repayment of debt and the payment to an affiliate of the Company’s controlling shareholder for expenses incurred in the course of financing negotiations.  None of the Company’s management, employees, affiliates or other shareholders are selling securities in this offering.

Chardan Capital Markets, LLC acted as the sole underwriter for this transaction.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on July 30, 2015. The offering is expected to close on August 5, 2015, subject to customary closing conditions.

This offering shall be made only by means of the prospectus, copies of which may be obtained from Chardan Capital Markets, Attention: Scott Blakeman at 17 State St., Suite 1600, New York, NY 10004, phone: (646) 465-9025, fax: (646) 465-9091. The registration statement may also be accessed through the SEC website: www.sec.gov.

 This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there by any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of tactical land radars for force and border protection, inertial navigation systems for air and land applications, and avionics systems and upgrades.

Contact:
Shiri Lazarovich- C.F.O.
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com